

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

March 17, 2017

Alison Ryan, Esquire
Transamerica Life Insurance Company
Office of the General Counsel, MS#2520
4333 Edgewood Road, NE
Cedar Rapids, IA 52499-4240

> RE: Transamerica Life Insurance Company
> Separate Account VA B
> Initial Registration Statement on Form N-4 (File Nos 333-215598 and 811-06032)
>
> Transamerica Financial Life Insurance Company
> Separate Account VA BNY
> Initial Registration Statement on Form N-4 (File Nos 333-215599 and 811-08750)

Dear Ms. Ryan:

The staff has reviewed the above-referenced initial registration statements for Transamerica Life Insurance Company and Transamerica Financial Life Insurance Company (together "Transamerica") relating to the Transamerica Inspire Variable Annuity, which the Commission received on January 18, 2017.   Based on our review, we have the following comments. The page numbers refer to the black-lined courtesy copy provided by Transamerica.

General

1. Please note that the prospectus should be dated approximately as of the date of effectiveness. *See* Rule 423.

2. Please confirm that the EDGAR series/class identifiers will be revised appropriately prior to effectiveness of the registration statements to reflect the policy name disclosed on the cover page of the prospectus.

3. Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of Transamerica's guarantees under the policy or whether Transamerica will be solely responsible for payment of policy benefits.

4. Please update all blanks and bracketed language as appropriate.

Prospectus

5.   Cover Page. In the interest of clear and concise presentation, please consider removing the subaccount names from the cover page, which only requires the names of the portfolio companies. *See* Item 1(a)(viii) to Form N-4. Please also provide the appropriate disclosure regarding the information required by Item 4 of Form N-4.

6.   Fee Table (p. 2). Please consider removing years 8-10 of the Contingent Deferred Sales Charges from the Fee Table as only years 1-7 apply to this product.

7.   Expense Examples (p. 4). Please revise the column titles in the Expense Examples as the product does not offer a specific share class. Consider "Inspire" and "Inspire with Liquidity Rider" as an alternative.

8.   Notes to Fee Table (pp 5-6).

   a. In the notes to the fee table, the disclosure states that the company may deduct a charge for special services. Please clarify whether the company currently charges Special Service Fees. If so, they should be reflected in the fee table.

   b. The notes to the fee table include a reference to the e-delivery program. However, there is no reference to the e-delivery program elsewhere in the prospectus. Please resolve the apparent inconsistency.

   c. The disclosure indicates that participation in the e-delivery program will result in a potential annual service charge waiver of up to $15, which presumably requires receiving policy documents electronically. Please note that the Commission does not permit the imposition of a charge for paper delivery of documents. We also do not permit the waiver of charges if an investor elects electronic delivery, which is the same as charging for paper.

   d. As drafted, it is hard to tell to which fee table item each note relates. Please revise by use of footnotes and placing the notes under the applicable table.

9.   Total Portfolio Annual Operating Expenses (p. 6). Please delete the clause "and we have not and cannot independently verify the accuracy or completeness of such information." Although you can state that the information was provided by the underlying fund portfolios (as currently noted), you may not disclaim responsibility for information regarding affiliated funds in the prospectus. For funds that are not affiliated with Transamerica, please revise to state that the company has not verified the accuracy of the information provided by those funds.

10. Premium Payment-Initial Premium Requirements (p. 8). The term "market" days is used in this section. Please revise to "business" days.

11. The Fixed Account (p. 11). In the last sentence of the first paragraph of this section, please revise to state that "[d]isclosures relating to interests in the general account "are," rather

than "may be" subject to certain generally applicable provisions of the federal securities laws…."

12. <u>Market Timing and Disruptive Trading (p. 12).</u> Please describe more fully the circumstances under which policy owners using the Portfolio Allocation Method may have to change their selected underlying fund portfolios, as noted in the last paragraph of this section.

13. <u>Annuity Payment Options-Note Carefully (p. 21)</u>. In the last paragraph of this section, please note that, since variable and fixed payout options are available, the default option should be for the variable payout option. *See* Guide 12 to Form N-4.

14. <u>Annual Step-Up Death Benefit (p. 26)</u>. Please delete the reservation of rights stated in the last paragraph of this section or explain why it should be included for this new policy. This comment also applies to similar disclosure elsewhere in the prospectus (*e.g.*, last paragraphs of Liquidity Rider, Additional Death Distribution, Additional Death Distributions +, Nursing Care and Terminal Condition Waiver, Unemployment Waiver, Dollar Cost Averaging, Guaranteed Principal Solutions Rider, Retirement Income Max, Retirement Income Choice 1.6, and Transamerica Income Edge, sections). Similarly, please delete language that is not applicable to policies issued under this registration statement, such as "[i]f your policy contain a bonus rider…," as stated in the third paragraph of the "Qualified Plan Required Distributions" section.

15. <u>Optional Riders (General) (pp 37-58)</u>. In light of the number of riders offered in this registration statement, please include a chart that compares the benefits offered by each rider, the differences, which riders may not be elected together and the needs of the investor each rider is designed to address. We also note that it is not clear when some of the riders must be elected. As to each rider, please disclose whether it must be elected at issue and any other restrictions on the rider's availability where not currently disclosed.

16. <u>Liquidity Rider (p. 35)</u>. Please include an additional bullet point note indicating that the liquidity rider is not suitable for an investor purchasing the policy for long term investment.

17. <u>Additional Death Distribution+ (p. 36-37)</u>. In the third paragraph of this section, you state "[t]he rider percentage may vary but equals…" Please disclose when these percentages may vary.

18. <u>Unemployment Waiver (p. 37)</u>. Please disclose all circumstances when this waiver would be applicable, rather than by example.

19. <u>Guaranteed Principal Solutions Rider (pp. 39-46)</u>.

     a. <u>Rider Name</u>. With respect to the name "Guaranteed Principal Solutions Rider," the staff considers it potentially misleading in light of the fact that the 'guaranteed future value' of the rider is only guaranteed on the "guaranteed future value date" and not thereafter. Also, the 'principal' on premium payments made after the first year is not 100% guaranteed. See IMGU 2013-12.

b. <u>Guaranteed Principal Solutions Rider</u>. Please define the terms "GLWB," "principal back" and "for life" prior to first use. Please also clarify which guaranteed lifetime withdrawal benefit (GLWB) riders an owner who elects this benefit may not select since this rider is both a GLWB and a guaranteed minimum accumulation benefit.

c. <u>Guaranteed Minimum Withdrawal Benefit of Guaranteed Principal Solutions Rider</u>. It is not clear how you determine whether a withdrawal is processed under the "principal back" or "for life" provision. Please revise in plain English.

d. <u>Guaranteed Principal Solutions Rider</u>. Please provide clear disclosure as to the contingent nature of the guarantee, *e.g.*, the chance of outliving policy value and actually receiving lifetime payments from the insurer is minimal, particularly with conservative investment restrictions.

20. <u>Portfolio Allocation Method (p.44-45)</u>. The disclosure below appears to reserve discretion with Transamerica over operation of the Portfolio Allocation Method ("PAM").

- Using PAM, we will transfer amounts from your variable investment options to the PAM investment options to the extent we deem necessary to help manage portfolio risk and support the guarantees under the Guaranteed Principal Solutions Rider.

- Appendix (Underlying Funds): We reserve the right to change investment choices made by purchasers of the Guaranteed Principal SolutionSM Rider, including changing the PAM investment option, as we deem necessary to support the guarantees under these riders.

- Appendix (GLWB Comparison): We monitor your policy value and, as we deem necessary to support the guarantees under the rider, may transfer amounts between investment options that we designate and the variable investment options that you select.

Unless Transamerica is registered as an investment adviser or engages as an investment adviser in connection with the operation of the PAM, please note that a portfolio allocation program that provides for the automatic transfer back and forth among designated funds by the insurer must be done in accordance with a prescribed mathematical formula or "algorithm," with no deviation from the formula.

We also note that you have included a formula in the SAI. Accordingly, please revise your disclosure to include a plain English description of how the formula operates and eliminate any disclosure which suggests that Transamerica has discretion in the operation of PAM.

21.   <u>Portfolio Allocation Method ("PAM") (p. 44-45)</u>. Please disclose what happens if some of the funds are no longer available (*e.g.*, in the case of a merger, allocations will be made to the surviving entity). Also, please disclose the risk that an investor may have limited participation in market gains due to the conservative asset allocation of the PAM.

22.   <u>Upgrades (p. 45)</u>. It is not clear how the "Upgrades" operate. Please revise.

23.   <u>Retirement Income Max Rider (p. 46-50).</u> The disclosure in this section and elsewhere regarding other riders states that certain material information regarding these riders will be reflected in a Rate Sheet Supplement. However, no such Rate Sheet Supplements were included with this filing. Please include in a pre-effective amendment the actual Rate Sheet Supplements that will be applicable to the policies on the effective date. Do you intend to use one Rate Sheet Supplement or a different one for each applicable rider? Please advise.

24.   <u>Rate Sheet Supplements (General)</u>. Please provide a description of how the Rate Sheet Prospectus Supplement procedure operates, including that rates may change, how to obtain the current rates (*e.g.*, on EDGAR by file number), and how an existing policy owner can obtain their applicable rate (*e.g.*, non-EDGAR website, phone number etc.). In addition, please disclose that all Rate Sheet Prospectus Supplements are available on the EDGAR system, and that historic rates will be disclosed in an Appendix to the prospectus or the Statement of Additional Information. The disclosure may be described in a single location applicable to all riders utilizing the Rate Sheet Prospectus Supplement process (or separately as to each rider).

25.   <u>Withdrawal Percentage (p. 48)</u>. Please combine the disclosure in the second paragraph of the section entitled "Withdrawal Percentage" and elsewhere (as to Growth Percentage) with the description of the Rate Sheet Supplement procedure disclosures noted above.

        In addition, please revise the last sentence to state: "once established, your withdrawal percentages will not change, except in certain instances involving automatic step-ups." Such 'instances' should then be described (or cross referenced to where such instances are described elsewhere in the prospectus).

26.   <u>Automatic Step-Up Opt Out (p. 49)</u>. Please disclose whether an owner who opts-out of one or more step-ups must pay the fee applicable to any step-ups previously declined in order to reelect a current step-up. This comment also applies to other riders that offer step-ups (*e.g.*, Retirement Choice 1.6 Rider).

27.   <u>Right to Cancel Period (p. 71)</u>. You state that, if state law requires, the company will refund the original premium payment.   In those states where the company is required to return the original premium payment, please state whether the company will return the greater of the initial premium payment or surrender value of the contract. Alternatively, please disclose that, in these states, the company will notify policy owners of their right to receive the surrender value in lieu of the original premium payment and the tax

implications of doing so. *See* Penn Mutual Life Insurance Company (pub. avail. May 21, 1976).

28. Voting Rights (p. 72). If relying on a mixed and shared order, please disclose that shares owned by the insurance company and its affiliates will also be proportionately voted.

29. Glossary and Appendixes. The Glossary should be at the beginning of the prospectus (*See* Item 2 of N-4) and the Appendixes should be a part of and delivered with the prospectus, rather than in the SAI. Please revise.

Part C

30. Please replace "forms of" exhibits with actual copies of the agreements when they are available.

Financial Statements

31. Any financial statements, exhibits, and any other required disclosure not included in this registration statement must be filed by pre-effective amendment to the registration statement.

<p style="text-align:center">*   *   *   *   *   *   *   *   *</p>

We note that portions of the filing are incomplete.   We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendments.

Whenever a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions regarding this letter, please contact me at (202) 551-6765 or cowanm@sec.gov.

Sincerely,

/s/ Mark Cowan

Mark Cowan
Senior Counsel